Youxin Technology Ltd

Room 802, 803

No. 13 Hai’an Road, Tianhe District, Guangzhou, Guangdong Province ♦ People’s Republic of China

November 16, 2023

Mr. Matthew Derby

Ms. Alexandra Barone

Ms. Kathleen Collins

Mr. Chen Chen

Office of Technology

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Youxin Technology Ltd

Amendment to Registration Statement on Form F-1

Submitted November 16, 2023

CIK No. 0001964946

Dear Mr. Derby, Ms. Barone, Ms. Collins, and Mr. Chen:

This letter is in response to the letter dated October 17, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Youxin Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. An Amendment to Registration Statement on Form F-1 (the “F-1/A”) is being filed to accompany this letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Cover Page

1.	Please revise your cover page to specifically discuss risks arising from the legal system in China, including that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence your operations.

Response: We have revised the cover page to specifically discuss risks arising from the legal system in China, including that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence our operations.

Summary Consolidated Financial Data, page 13

2.	We note your revised disclosures in response to prior comment 2. Please revise to remove pro forma per share information for fiscal 2022 and the six months ended March 31, 2022. Refer to Item 11-02(12)(c)(2) of Regulation S-X.

Response: We have revised page 13 to remove pro forma per share information for the fiscal year ended 2022 and the six months ended March 31, 2022.

Risk Factors

Risks Related to Doing Business in China, page 26

3.	Please revise your risk factor disclosure to discuss the risk that the Chinese government may intervene or influence the company’s operations at any time or provide a detailed explanation as to how your current risk factor disclosure captures this same risk.

Response: We have revised our risk factors on page 26 to discuss the risk that the Chinese government may intervene or influence the company’s operations at any time.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations Overview

Overview, page 53

4.	We note your revised disclosures in response to prior comments 3 and 4. Please revise here to include a quantified discussion of the significant decrease in your customer count during the six months ended March 31, 2023 as a result of your shutdown. Also, include a discussion of how you plan to regain the large number of customers that were lost due to the shutdown, and whether you plan to increase the headcount that was reduced during the six months ended March 31, 2023. In addition, include quantified discussions of any known trends or uncertainties that are reasonably likely to have a material effect on your business or results of operations as a result of ceasing operations for three months and any intended efforts to rebuild your customer and employee base. Refer to Item 5(D) of Form 20-F.

Response: We have revised throughout the disclosures on pages 53-54 to clarify that the Company did not cease operations entirely for the three month period. Rather, the company transitioned to working remotely due to the COVID-19 lock down.

By way of background, between November 13, 2022 and November 30, 2022, Guangzhou City was locked down due to a COVID-19 outbreak in another part of China. During this period, the Company shifted its operations to remote work. After the PRC government loosened its earlier COVID-19 control policies, COVID-19 outbreaks spread and affected our personnel. A majority of the Company’s staff continued with remote work until after Chinese New Year festivities through the end of January 2023. The Company’s operations resumed normally following the second week of February 2023. There has not been a large loss of our customers during the six months period ended March 31, 2023 as further discussed in our response to Staff’s comment #5 herein.

Although the number of customers did not materially change, the Company continued to see a decrease in revenue from the customized CRM system development service and additional function development service for the six months ended March 31, 2023, as compared to the same period for March 31, 2022, as previously disclosed. This may be attributed to our initial implementation of the new third-generation PaaS platform and ongoing efforts to increase distributors and new customers to use the third-generation PaaS platform   . We anticipate our revenue will grow as new distributors and customers purchase licenses and professional services for the third-generation PaaS platform.

Because of the company’s shift to developing and marketing its third-generation PaaS platform during the lockdown period beginning November 2022, fewer personnel was required to implement its third-generation PaaS platform because PaaS products generally have embedded more functionalities compared to the more hands-on personnel efforts for customized CRM development services. Accordingly, the number of employees decreased over a one-year period from 143 for fiscal year ended September 30, 2021 to 84 for fiscal year ended September 30, 2022.

In addition, for the third-generation PaaS platform, the company has sought to increase partnerships with distributors. Under the distribution agreements, the company grants a license for its third-generation PaaS platform to the distributors who then handle customer acquisition, sales, implementation, and delivery. Thus, the company anticipates gradual growth without substantially increasing costs or employee headcount. Because of the business model for PaaS systems with less personnel requirement for the third-generation PaaS platform, the company does not intend to increase the employee headcount to meet increasing customer demand and the company believes its current headcount is sufficient to meet such demand for the near term.

Factors Affecting Our Performance, page 54

5.	Please address the following as it relates to your revised disclosures in response to prior comment 3:

●

You state that you “only had 21 customers using professional services” as of March 31, 2023. Tell us whether this means that all 183 payment channel customers as of September 30, 2022 were lost or revise to disclose the number of payment channel customers as of March 31, 2023. In this regard, we note that you generated $146,358 in payment channel services revenue during the six months ended March 31, 2023.

Response: The Company further wishes to clarify that there has not been a large loss of our customers. There were 22 customers and 33 customers using professional services during the six months period ending March 31, 2023 and during fiscal 2022, respectively. For the same periods, there were 22 and 33 payment channel customers, respectively. The 183 payment channel customer figure disclosed in the most recent filing represents the cumulative number of payment channel services customers from 2018 through September 2022, rather than the specific number of payment channel services customers as of September 30, 2022. We have revised this disclosure on page 54.

●

You state that you had no customers with payment channel service as of September 30, 2021, however, you generated $227,321 from payment channel services during this period. Please explain and revise your disclosures as necessary.

Response: We have revised the disclosure on page 55 and respectfully advise Staff that customers who purchased our professional services also purchased our payment channel services. Thus, for the fiscal year ended September 30, 2021, we had 25 customers that utilized our payment channel services which generated $227,321 in revenue.

●	In your response, provide us with the number of lost customers during each period for both professional and payment channel services. Response: We have revised the disclosure on page 54 and respectfully advise Staff of the number of lost customers during each period for both professional services and payment channel services as listed below.

	For the year ended September 30, 2021	For the year ended September 30, 2022	For the six months ended March 31, 2022	For the six months ended March 31, 2023
Lost Customers	5	8	8	13

●

Provide us with the calculations that support your renewal and churn rates for each period presented and ensure your disclosures regarding customer count support such calculations.

Response: We have revised the disclosure on page 54 to match the calculations provided below for the Company’s renewal and churn rates for each period. The churn rate is calculated by dividing the number of lost customers during a period by the total number of customers at the start of the time period. The renewal rate is calculated by dividing the number of customers who choose to renew their contracts by the customers who need to renew their contracts.

Rate	For the year ended September 30, 2021	For the year ended September 30, 2022	For the six months ended March 31, 2022	For the six months ended March 31, 2023
Renewal Rate	(8/11) =73%	(15/18) =83%	(11/12) =92%	(14/16) =88%
Churn Rate	(5/16) =31%	(8/25) =32%	(8/25) =32%	(13/33) =39%

●

Your net dollar expansion rates appear to imply that revenue from existing customers decreased significantly from the start of the period to the end of the period such that revenue growth in fiscal 2022 compared to 2021 would appear to be from new customers. Please confirm or explain further how you determine net dollar expansion rates. Also, revise your results of operations disclosure to include a discussion of revenue from new versus existing customers for each period presented.

Response: We have revised the disclosure on page 54 and respectfully advise Staff that the net dollar expansion rates are presently calculated by taking the revenue generated from renewing customers during the stated fiscal year end and dividing by revenue from renewing customers from the previous fiscal year end.

Rate	For the year ended September 30, 2021	For the year ended September 30, 2022	For the six months ended March 31, 2022	For the six months ended March 31, 2023
Net Dollar Expansion Rate	4%	14%	12%	12%

We have also revised the results of operations disclosure on pages 57 and 62 to include a discussion of revenue from new versus existing customers for each period presented.

Thank you in advance for your assistance in reviewing this response and the F-1/A. Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Shaozhang Lin
Shaozhang Lin